Exhibit 4.6

Privileged & Confidential

THIRD AMENDMENT TO THE

stronghold digital mining, inc.

omnibus incentive plan

March 14, 2025

WHEREAS, on August 21, 2024, Bitfarms Ltd., a corporation organized under the Business Corporations Act (Ontario) (the “Company”) entered into that certain Agreement and Plan of Merger, dated as of August 21, 2024, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of September 12, 2024 (the “Merger Agreement”), by and among the Company, Backbone Mining Solutions LLC, a Delaware limited liability company and a wholly owned, indirect subsidiary of the Company (“BMS”), HPC & AI Megacorp, Inc., a Delaware corporation and a wholly owned, direct subsidiary of BMS (“Merger Sub”), and Stronghold Digital Mining, Inc. (“Stronghold”). Under the terms of the Merger Agreement, the Company will acquire all issued and outstanding equity of Stronghold through a merger, in which Merger Sub will merge with and into Stronghold pursuant to the General Corporation Law of the State of Delaware, with Stronghold surviving the merger as a wholly owned, indirect subsidiary of the Company (the “Merger”). Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time (as defined in the Merger Agreement), and without any further action by the parties involved, each eligible share of Stronghold’s Class A common stock (“Stronghold Shares”) will be converted into the right to receive 2.52 fully paid and nonassessable common shares of the Company, after which all Stronghold Shares will be automatically canceled and cease to exist;

WHEREAS, in connection with the Merger, the board of directors of the Company (the “Board”) approved the assumption and sponsorship of the Stronghold Omnibus Incentive Plan, effective October 19, 2021, as amended by the First Amendment to the Stronghold Omnibus Incentive Plan, effective January 18, 2023, and as further amended by the Second Amendment to the Stronghold Omnibus Incentive Plan, effective June 18, 2024 (the “Assumed Plan”), effective as of the Effective Time; and

WHEREAS, Section 9(p) of the Assumed Plan generally provides that the Board may amend the Assumed Plan subject to the terms and conditions therein.

NOW, THEREFORE, the Company hereby amends the Assumed Plan as follows in this Third Amendment to the Stronghold Omnibus Incentive Plan (this “Amendment”), which Amendment shall become effective only upon the occurrence of the Effective Time and shall be null and void in the event that the Merger is not consummated:

1.	Section 1 (“Purpose”) is hereby deleted in its entirety and replaced as follows:

Purpose. The purpose of the Stronghold Digital Mining, Inc. Omnibus Incentive Plan (the “Plan”) is to provide a means through which (a) the Company may attract, retain and motivate qualified persons as employees, directors and consultants, thereby enhancing the profitable growth of the Company and the Affiliates and (b) persons upon whom the responsibilities of the successful administration and management of the Company and the Affiliates rest, and whose present and potential contributions to the Company and the Affiliates are of importance, can acquire and maintain stock ownership or awards the value of which is tied to the performance of the Company, thereby strengthening their concern for the Company and the Affiliates. Accordingly, the Plan provides for the grant of Options, SARs, Restricted Stock, Restricted Stock Units, Stock Awards, Dividend Equivalents, Other Stock-Based Awards, Cash Awards, Substitute Awards, or any combination of the foregoing, as determined by the Committee in its sole discretion.

Bitfarms Ltd., a corporation organized under the Business Corporations Act (Ontario) (“Bitfarms”), assumed the Plan effective as of Effective Time (as defined in the Merger Agreement), in connection with the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated August 21, 2024, as amended by Amendment No. 1 on September 12, 2024 (together with all schedules and exhibits, the “Merger Agreement”). The Merger Agreement was entered into by Bitfarms, Backbone Mining Solutions LLC, a Delaware limited liability company and wholly owned, indirect subsidiary of Bitfarms (“BMS”), HPC & AI Megacorp, Inc., a Delaware corporation and wholly owned, direct subsidiary of BMS (“Merger Sub”), and Stronghold Digital Mining, Inc., a Delaware corporation (“Stronghold”). Pursuant to the terms of the Merger Agreement, on March 14, 2025, Bitfarms acquired all issued and outstanding equity of Stronghold through a merger in which Merger Sub merged with and into Stronghold pursuant to the General Corporation Law of the State of Delaware, with Stronghold surviving the merger as a wholly owned, indirect subsidiary of Bitfarms (the “Merger”). Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, and without any further action by the parties involved, each eligible share of Stronghold’s Class A common stock (“Stronghold Shares”) was converted into the right to receive 2.52 fully paid and nonassessable common shares of Bitfarms, after which all Stronghold Shares will be automatically canceled and cease to exist.

2.	Section 2 (“Definitions”) is hereby amended to include the following definition:

“Company” means, prior to the Effective Time, Stronghold Digital Mining, Inc., a Delaware corporation, and, at or following the Effective Time, Bitfarms Ltd., a corporation organized under the Business Corporations Act (Ontario).

3.	The definition of Eligible Person in Section 2 (“Definitions”) is hereby amended to include the following as the third sentence of such definition:

Notwithstanding any provision of this Plan to the contrary, “Eligible Person” shall not include any officer, director, employee or other person who provides services to Bitfarms Ltd. or its Subsidiaries who was employed, retained by or provided services to Bitfarms Ltd. or its Subsidiaries immediately prior to the Effective Time.

4.	The definition of Stock in Section 2 (“Definitions”) is hereby amended and restated as follows:

“Stock” means the common shares of the Company, no par value, and such other securities as may be substituted (or re-substituted) for Stock pursuant to Section 8.

5.	Except as amended hereby, the Plan shall remain in full effect.